Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: February 1, 2016

Delhaize Group posted copies of the following documents on its website on February 1, 2016:

BOARD REPORT AHOLD

WITH RESPECT TO

COMMON DRAFT TERMS OF THE CROSS BORDER MERGER

between

DELHAIZE GROUP N.V. / S.A.

and

KONINKLIJKE AHOLD N.V.

1                   INTRODUCTION

1.1              Joint Merger Proposal and Board Report

On 24 June 2015, Koninklijke Ahold N.V. (“Ahold”) and Delhaize Group N.V./S.A. (“Delhaize”) entered into a merger agreement in respect of a strategic combination of their businesses (the “Merger Agreement”). It is intended that this combination will be achieved by means of a cross-border merger of Delhaize into Ahold (the “Merger”).

This board report (toelichting bij het fusievoorstel) within the meaning of Section 2:313 paragraph 1 of the Dutch civil code (the “Board Report”) has been prepared by the management board of Ahold.

This Board Report should be read in conjunction with the common draft terms of the cross-border merger between Delhaize and Ahold, dated 18 December 2015 (fusievoorstel) (the “Joint Merger Proposal”), which is available on the websites of Ahold and Delhaize and at their respective offices.

Other documents available in relation to the combination

In addition to this Board Report, the Joint Merger Proposal and the materials that will be made available to shareholders in connection with the extraordinary general meeting of shareholders of Ahold, other documents available in relation to the combination include (i) the prospectus Ahold has prepared and published relating to the admission to listing and trading of ordinary shares on Euronext Amsterdam and Euronext Brussels and (ii) the registration statement on form F-4, including a US-prospectus, Ahold has prepared and published (the “US-Prospectus”) and (iii) the demerger proposal and the board report thereto (reference is made to paragraph 0 below). These documents are available on Ahold’s website (www.ahold.com).

1.2              Demerger

For the purpose of this paragraph 1.2, where it currently reads ‘Ahold’, after the consummation of the Merger it should be read as the combined company.

As soon as practically possible after the consummation of the Merger, Ahold intends to effect a demerger. Pursuant to the demerger, all the assets and liabilities (vermogen) and legal relationships of Delhaize that are transferred to Ahold pursuant to the Merger are demerged (afgesplitst) to Delhaize Le Lion / De Leeuw B.V., a newly incorporated Dutch direct subsidiary of Ahold, with the exception of (i) the Delhaize 6.50% senior notes due 2017, the 5.70% senior notes due 2040 and the 4.125% senior notes due 2019, each of which is governed by New York law and denominated in USD (“the Exempted Notes”) and (ii) the rights and obligations of Delhaize under the cross-guarantee agreement dated 21 May 2007 among Delhaize and substantially all Delhaize’s U.S. subsidiaries whereby the entities guarantee each other’s financial debt obligations (the “Cross-Guarantee”), which will remain with Ahold (the “Demerger”). As a result of the Demerger, the business of (the former) Delhaize will be continued through Delhaize Le Lion / De Leeuw B.V., whereby operations of (the former) Delhaize are carried out through a Belgian branch office of Delhaize Le Lion / De Leeuw B.V. The Demerger is the first step with a view to transferring the operations of (the former) Delhaize to a separate Belgian legal entity, being a subsidiary of Ahold.

Page 1/15

To change the Dutch nationality of Delhaize Le Lion / De Leeuw B.V., Ahold intends to, following the Demerger, have Delhaize Le Lion / De Leeuw B.V.’s seat transferred (zetelverplaatsing) to Belgium through a conversion of Delhaize Le Lion / De Leeuw B.V. into a Belgian partnership limited by shares (commanditaire vennootschap op aandelen/société en commandite par actions) (the “Conversion”). After the Conversion, the operations of (the former) Delhaize will be conducted through Delhaize Le Lion / De Leeuw Comm.VA directly instead of a Belgian branch. As mentioned, the Exempted Notes and the Cross-Guarantee are retained by Ahold for the benefit of its bondholding structure and will, for the avoidance of doubt, also be retained by Ahold after the Conversion as no assets and liabilities (vermogen) or legal relationships will be transferred pursuant to the Conversion. Ahold will seek to implement the Conversion as soon as practical after the Demerger.

The Conversion is subject to (i) a corporate approval process at Ahold and Delhaize Le Lion / De Leeuw B.V., and (ii) completion of certain procedural aspects under applicable law. As regards (ii), Delhaize Le Lion / De Leeuw B.V. will, among other things, prepare and publish a separate conversion proposal (omzettingsvoorstel) that will be made available in accordance with applicable law.

The scope of this Board Report is limited to the Merger.

2                   REASONS FOR THE MERGER

The management board and supervisory board of Ahold (the “Ahold Boards”) carefully evaluated the Merger Agreement and the transactions contemplated thereby. On 23 June 2015, the Ahold Boards each approved the terms of, and the transactions contemplated by, the Merger Agreement and resolved to unanimously recommend the Merger for approval to Ahold’s shareholders.

In the course of reaching their respective decisions on 23 June 2015, the Ahold Boards consulted with Ahold’s senior management and its financial and legal advisors and considered a variety of substantive factors, both positive and negative, and the potential benefits and detriments of the Merger to Ahold and Ahold’s stakeholders.

2.1              Positive factors

The Ahold Boards believed that, taken as a whole, the following factors supported their respective decisions to approve the Merger Agreement:

●	Expected Benefits of the Merger. The expectation that the business combination will provide a number of strategic opportunities, including the following:

▪	strong, trusted local brands in complementary regions that will enable the combined company to better compete in its key regions and strengthen its overall market position;

▪	the combined company’s enhanced scale across its key regions, which will allow for more investment in innovation and help meet evolving customer needs;

▪	the combined company’s ability to offer an expanded range of high-quality goods and services at competitive prices to better meet customers’ changing needs, including by providing a broader selection of own-brand products and by having a wider range of store formats and online offerings;

Page 2/15

▪	the combined company’s expected strong cash flows, which will provide the combined company with an enhanced capability to invest in future growth and deliver attractive returns to its shareholders;

▪	the combined company’s ability to create stronger workplaces and better opportunities for associates, as well as its capacity to invest more in its communities; and

▪	the combined company’s ability to capitalize on similar values and the heritage of family entrepreneurship, as well as complementary cultures, neighboring geographies and the impact of combining successful sustainability programs;

●	Accretion and Synergies. The expectation that, based on the Ahold Boards’ discussions with Ahold’s advisors and Delhaize, the Merger will be accretive to earnings in the first full year following completion of the Merger, with anticipated annual run-rate synergies of €500 million to be fully realized in the third year following completion of the Merger, with €350 million in one-time costs required to achieve such synergies;

●	Ahold’s and Delhaize’s Respective Businesses. Historical information concerning, and the due diligence conducted by Ahold’s management and financial, legal and accounting advisors regarding, Ahold’s and Delhaize’s respective businesses, financial condition, results of operations, earnings, managements and prospects on a stand-alone basis and forecasted combined basis, as well as the current and prospective business environment in which Ahold and Delhaize operate, including international, national and local economic conditions, the competitive and regulatory environment, and the likely effect of these factors on Ahold, Delhaize and the combined company;

●	Exchange Ratio. The fact that the exchange ratio of 4.75 Ahold ordinary shares for each Delhaize ordinary share is fixed, consistent with the principles underlying the “merger of equals” structure of the business combination;

●	Pro Forma Ownership of the combined company. The fact that, based on the Ahold ordinary shares and Delhaize ordinary shares outstanding on 24 June 2015 and after giving effect to the Ahold capital return and reverse stock split (reference is made to paragraph 3.2 below), Ahold shareholders would own approximately 61% of the combined company’s outstanding ordinary shares upon completion of the Merger, and would continue to participate in potential further appreciation of the combined company after the Merger;

●	Governance Structure of the combined company. The combined company’s proposed governance and management structure contemplated by the Merger Agreement, which is expected to enable continuity of management and an effective and timely integration of the two companies’ operations and reflect the fact that the transaction was structured as a “merger of equals” rather than an acquisition of Delhaize by Ahold or vice versa:

▪	the combined company will be governed by a two-tier board comprising a supervisory board and a management board, with the day-to-day management being delegated to an executive committee;

Page 3/15

▪	the supervisory board will consist of fourteen members, with seven members being designated by each of Ahold and Delhaize;

▪	the chairman of the Delhaize board and the chairman of Ahold’s supervisory board will become the chairman and vice chairman, respectively, of the combined company’s supervisory board and will together form the presidium of the supervisory board;

▪	the chief executive officer of Ahold will become the combined company’s chief executive officer and that the chief executive officer of Delhaize will become the combined company’s deputy chief executive officer and chief integration officer;

▪	the chief financial officer of Ahold and the chief financial officer of Delhaize will become the combined company’s chief financial officer and chief operating officer for Europe, respectively; and

▪	the combined company’s management board will consist of the chief executive officer, the deputy chief executive officer, the chief financial officer and the chief operating officers for the U.S. and Europe;

●	Terms of the Merger Agreement. The terms of the Merger Agreement, including the conditions to the completion of the Merger; the circumstances under which the Merger Agreement could be terminated; the impact of such a termination; the potential payment by Delhaize of a termination fee of €150 million under certain circumstances; and the potential reimbursement by Delhaize of up to €30 million of the reasonable and documented out-of-pocket fees and expenses incurred by Ahold in connection with the preparation, negotiation, execution and performance of the Merger Agreement under certain circumstances;

●	Shareholder Approval. Ahold’s shareholders will have the opportunity to vote on the proposed Merger, and that approval of the proposed Merger by Ahold’s shareholders is a condition to Ahold’s obligation to complete the Merger;

●	Likelihood of Completion. The likelihood that the Merger would be completed, in light of, among other things, the conditions to the Merger, the efforts required to obtain regulatory approvals, and the provisions of the Merger Agreement in the event of various breaches by Delhaize; and

●	Tax Treatment. The expectation that, for U.S. federal income tax purposes, the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

2.2	Other considerations

The Ahold Boards also considered certain potentially negative factors in its deliberations, including the following:

●	Possible Failure to Achieve Benefits of the Merger. The risk that the anticipated strategic and other benefits to the combined company following completion of the Merger, including the estimated synergies described above, will not be realized or will take longer to realize than expected;

●	Possible Challenges Relating to Business Integration. The potential challenges and difficulties relating to integrating the operations of Ahold and Delhaize, including the cost to achieve the estimated synergies;

Page 4/15

●	Fixed Exchange Ratio. The potential that the fixed exchange ratio could result in Ahold delivering greater value to Delhaize shareholders than had been anticipated should the value of the Ahold ordinary shares increase from the date of execution of the Merger Agreement;

●	Regulatory Risk. The risk that regulatory, governmental and competition authorities might seek to impose conditions on or otherwise prevent or delay the Merger, or impose restrictions or requirements on the operation of the business of the combined company after completion of the Merger;

●	Risk of Non-Completion. The possibility that the Merger might not be completed, including as a result of the failure of the shareholders of Ahold to approve the proposed Merger or the failure of the Delhaize shareholders to approve the proposed Merger;

●	Possible Disruption of Ahold’s Business. The possible disruption to Ahold’s business that may result from the Merger, the resulting distraction of the attention of Ahold’s management and potential attrition of Ahold employees;

●	Costs and Expenses Associated with the Merger. The costs and expenses that Ahold has incurred and will incur in connection with the proposed Merger, regardless of whether the Merger is completed;

●	Restrictions on Operation of Ahold’s Business. The restrictions on the conduct of Ahold’s business prior to completion of the Merger, which restrictions require Ahold to conduct its business in the ordinary course and consistent with past practice in all material respects and subject to specific limitations, which may delay or prevent Ahold from undertaking certain business opportunities that may arise pending completion of the Merger; and

●	Other Risks. For a description of the other risks considered, reference is made to the US-Prospectus, section “Risk Factors” (available through Ahold’s website (www.ahold.com)).

The foregoing discussion of the information and factors considered by the Ahold Boards is not exhaustive, but the Ahold Boards believe it includes the material factors considered by the Ahold Boards. In view of the wide variety of factors considered in connection with their evaluation of the Merger and the complexity of these matters, the Ahold Boards did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Ahold Boards viewed their position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by them. In addition, in considering the factors described above, individual directors may have given different weights to different factors.

This explanation of the Ahold boards’ reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under the section “Cautionary Statement Regarding Forward-Looking Statements” of the US-Prospectus.

3	THE MERGER

From a commercial point of view, the Merger will be a transformational transaction for both Ahold and Delhaize. The Merger brings together both companies’ expertise to deliver increased value and choice for customers across its supermarket formats and online platforms, thus creating a complementary base of more than 6,500 stores with 375,000 associates, characterized by trusted brands with strong local identities.

Page 5/15

The legal, economic and social aspects of the Merger are discussed below.

3.1	Legal aspects

Combination of companies – At the effective time of the Merger (the “Effective Time”), Delhaize will merge into Ahold and as a result thereof (i) Delhaize shall cease to exist, and (ii) all Delhaize ordinary shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist.

All of Delhaize’s assets and liabilities are transferred to Ahold by operation of law – Upon the terms and subject to the conditions set out in the Joint Merger Proposal, as from the Effective Time, all assets and liabilities (vermogen) and legal relationships of Delhaize shall be transferred to Ahold under universal succession of title (overgang onder algemene titel), which will automatically substitute Ahold in all the rights and obligations of Delhaize. References to the assets and liabilities of Delhaize cover any and all rights or goods it owns or has the benefit of, including its off-balance sheet rights and obligations, independent of their nature.

Allotment of Ahold ordinary shares – At the Effective Time, Ahold will allot for each issued and outstanding Delhaize ordinary share (other than any Delhaize ordinary share held in treasury by Delhaize or held by Ahold, if any) 4.75 Ahold ordinary shares.

No fractional shares – No fractional Ahold ordinary shares or American depositary shares of Ahold (“Ahold ADSs”) will be issued. Instead, for entitlements to fractions of Ahold ordinary shares held through book-entry positions, the intermediary of the respective holder will aggregate the fractional entitlements and sell the corresponding Ahold ordinary shares on behalf of the holders who would otherwise be entitled to receive a fractional Ahold ordinary share in the market for cash, and subsequently distribute the net cash proceeds to such holders proportionately to each such holder’s fractional entitlements. The terms and conditions of such sale (including, without limitation, with respect to the timing and method of such sale, the selection of the broker-dealer to execute the sale, the price at which such shares will be sold, the currency of the cash payment and the applicable exchange rate) and, to the extent applicable, any other transaction conducted by the intermediary, will be made in accordance with the contractual arrangements between each such holder and the intermediary. Entitlements to fractions of Ahold ADSs will be aggregated by the Ahold ADS depositary and sold in the open market for cash on behalf of the holders who would otherwise receive a fractional Ahold ADS, and the Ahold ADS depositary will subsequently distribute the cash proceeds, after deducting taxes, fees, commissions and expenses, to such holders proportionally to each such holder’s fractional entitlements.

For entitlements to fractions of Ahold ordinary shares held in registered form, the total number of newly issued shares to each registered holder will be rounded down to the nearest full number, and the balance will be paid in cash by Ahold. Such balance will be calculated based on the stock market quotation of the Ahold ordinary shares on Euronext Amsterdam on the closing date, or if the closing date is not a trading day on Euronext Amsterdam, the last trading day before the closing date, and be payable in euro.

Belgian real estate procedures – All real estate owned by Delhaize will transfer to Ahold under the Merger. Subsequently, all real estate owned by Ahold will transfer to Delhaize Le Lion / De Leeuw B.V. under the Demerger. Belgian real estate transfer rules apply to both the Merger and Demerger. To comply with these transfer obligations, Ahold and Delhaize have undertaken to jointly conduct soil surveys and, to the extent necessary, clean up or contain any contamination. These undertakings have been approved by the relevant Belgian authorities, and both transfers can take place in line with Belgian rules. The actual soil surveys or clean-

Page 6/15

up or containment measures will be carried out after the Merger and Demerger, in line with a time frame agreed by the relevant Belgian authorities.

Creditor protection – The interests of creditors of Ahold are safeguarded by the procedure set out in the Joint Merger Proposal, pursuant to which creditors of Ahold may during a period of one month oppose to the Joint Merger Proposal. As regards the consequences for creditors, it is the opinion of the management board of Ahold that the Merger does not endanger the proper payment of their claims.

Tax – A description of the relevant tax aspects of the Merger, as well as a general description of the tax treatment of shareholdings from a United States, Dutch and Belgian tax perspective, has been provided for in the US-Prospectus.

3.2	Economic aspects

Enhanced geographical reach – Ahold and Delhaize run their respective activities in complementary regions and this will enable the combined company to better compete in its key regions and strengthen its overall market position.

Expected synergies – The Merger is expected to be accretive to earnings in the first full year after completion, with anticipated run-rate synergies of €500 million per annum to be fully realized in the third year after completion. Cost synergies are expected to be achieved by eliminating duplication, achieving best-of-both efficiencies and leveraging the scale of the combined company. Sources of synergies over three years would be derived for 50 to 60 per cent from branded and non-branded sourcing, 15 to 20 per cent from indirect sourcing and the remaining 25 to 30 per cent from general, administrative and other sources savings. The synergies would be incremental to the existing cost-saving programs at Ahold and Delhaize. One-off costs of €350 million (excluding transaction fees) will be required to achieve synergies.

Capital returned to Ahold shareholders – If the EGM votes in favor of the Merger and the Capital Return (as defined below), Ahold will, prior to closing of the Merger, (i) increase the nominal value of the Ahold ordinary Shares by an amount including an aggregate amount of approximately €1 billion at the expense of the available (freely distributable) share premium reserves (algemene agioreserve) of Ahold by an aggregate amount of €1 billion (ii) following such increase, a reverse stock split will be effected such that the number of Ahold ordinary shares will decrease by a number equal to the number of Ahold ordinary shares that could have been repurchased with the Capital Return (as defined below); and (iii) following such reverse stock split, a decrease of the nominal value of the Ahold ordinary shares will be effected, and subsequently approximately €1.0 billion of such decreased amount will be repaid to the holders of issued and outstanding Ahold ordinary shares. The surplus of the decreased amount will be added to Ahold’s share premium reserves (the “Capital Return”).

Reasons for the Merger – The foregoing chapter ‘Reasons for the Merger’ further describes the economic aspects of the Merger.

3.3	Social aspects

Existing rights will be respected – The combined company will respect the existing employment terms of each of Ahold and Delhaize, including any existing social plans, pension rights (including pursuant to pension plans), profit sharing arrangements and schemes, covenants and collective labour agreements (including the employee

Page 7/15

benefits included in the terms thereof), as well as the terms of the individual employment agreements currently in place for employees of Ahold and Delhaize respectively.

Employee consultation structure – At the date of this Board Report, no employee participation as defined in Article 1:1 of the Dutch Law Role Employees at European Legal Entities (Wet Rol Werknemers bij Europese Rechtspersonen) (the “RWER Law”) exists at the level of Koninklijke Ahold N.V. or at the level of Delhaize Group NV/SA. At their respective extraordinary general meeting of shareholders, each of Ahold and Delhaize will propose applying the so-called reference provisions of Section 1:31, subsections 2 and 3, of the RWER Law instead of initiating negotiations with a special negotiating body. If the extraordinary general meetings of shareholders of Ahold and Delhaize approve the proposal to adopt the reference provisions, the existing situation with respect to employee participation will be continued.

No significant reductions expected – Ahold and Delhaize do not expect that the Merger will result in significant reductions in the combined company’s total workforce.

3.4	Activities of Ahold

It is intended that no changes will be made to the activities of Delhaize or Ahold and that their respective activities will be continued by the combined company.

As set out above, the combined company intends to effect the Demerger as soon as practically possible after the consummation of the Merger. As a result of the Demerger, the activities formerly conducted through Delhaize will be conducted through Delhaize Le Lion / De Leeuw B.V.

4	DETERMINATION OF THE EXCHANGE RATIO

4.1	Methods used for the determination of the Exchange Ratio

Under the Merger Agreement, Ahold shall allot for each issued and outstanding Delhaize ordinary share 4.75 Ahold ordinary shares (the “Exchange Ratio”).

In establishing the Exchange Ratio, Ahold carefully considered historical financial information as well as the possible future development of Ahold and Delhaize, including analyzing their respective financial performance in terms of profitability, cash flow and balance sheet from the financial statements and analyst reports. Ahold used the following methods in determining the Exchange Ratio.

As a first step, Ahold analyzed the exchange ratios resulting from different methods to assess the values of both companies on a stand-alone basis and the contribution each company would make to the combination. Ahold performed:

(a)	An analysis of the historic public market prices and analyst target prices (paragraph ‘ Historic market prices and analyst target prices’ below);

(b)	An analysis of the relative valuations of Ahold and Delhaize using various generally accepted valuation methods (paragraph ‘Relative valuations of Ahold and Delhaize’ below);

(i)	multiples analysis; and

Page 8/15

(ii)	discounted cash flow analysis; and

(c)	An analysis of the relative contribution of Ahold and Delhaize to the combined company (paragraph ‘Relative contribution of Ahold and Delhaize to the combined company’ below).

As a second step, Ahold evaluated the impact on the exchange ratio of a range of scenarios for allocating the benefits of the expected synergies between Ahold and Delhaize (paragraph ‘Division of synergies’ below). Finally, Ahold also considered for verification purposes the expected impact of the combination resulting from the Merger (the “Combination”) on earnings per share for both Ahold and Delhaize (paragraph ‘Verification EPS’ below).

More detail on each of these analyses, including, where relevant, the exchange ratio resulting from each analysis, is provided below. The analyses were performed by Ahold using internally produced forecasts for both Ahold and Delhaize (the “Management Forecasts”). The Management Forecast for Delhaize was based on publicly available information, such as analyst reports and insights from the due diligence process during the discussions between Ahold and Delhaize preceding the announcement of the transaction.

Except as otherwise noted, the following quantitative information and, hence, Ahold’s determination of the Exchange Ratio, to the extent that it is based on financial, economic, monetary and market data and/or conditions, is only based on market data and/or conditions as they existed on or before 23 June 2015, which is the day before the date on which the Merger Agreement was entered into between Ahold and Delhaize and on which the Exchange Ratio was agreed between them. Ahold confirms that, to its knowledge, no material changes have occurred to the assets and liabilities and legal relationships of Ahold and Delhaize between the date of the Joint Merger Proposal and  the  date of this Board Report  that would  no  longer justify applying  the agreed Exchange Ratio.

Historic market prices and analyst target prices

Ahold analyzed the historic public market prices and analyst target prices for both Ahold and Delhaize as well as the resulting exchange ratio.

In analyzing historic public market prices, Ahold used Ahold’s and Delhaize’s respective average share price over a period of one and three months up to and including Friday 8 May 2015, the last trading day prior to the day on which press reports surfaced that Ahold and Delhaize were engaged in preliminary discussions exploring the opportunity of a business combination transaction. Average share prices are defined as the volume-weighted average price, provided daily by Euronext Amsterdam and Euronext Brussels, respectively. The average share price of Ahold for the one- and three-month periods up to and including Friday 8 May 2015 were €18.16 and €17.83, respectively. The average share price of Delhaize for these one- and three-month periods were €79.41 and €80.61, respectively. The exchange ratios resulting from these average share prices are 4.37x and 4.52x, respectively.

In analyzing analyst target prices, Ahold used analyst target prices as provided by Thomson Financial, from 26 February up to and including Friday 8 May 2015 for Ahold and from 8 March up to and including Friday 8 May 2015 for Delhaize (the starting dates of both periods are the dates on which the fourth quarter results of each company were published). The median target price for Ahold for this period was €18.0 and for Delhaize €85.0. The exchange ratio resulting from these analyst target prices is 4.72x.

Page 9/15

Relative valuations of Ahold and Delhaize

The paragraphs below contain details of Ahold’s calculation of the relative valuations of Ahold and Delhaize, as well as the resulting exchange ratio.

Multiples analysis

Ahold reviewed and compared certain financial information and commonly used valuation measurements for Ahold and Delhaize and the following ten publicly traded industry peers in Europe and the United States:

●	Carrefour

●	Casino

●	Colruyt

●	Metro

●	Morrison

●	Sainsbury’s

●	Tesco

●	Kroger

●	Supervalu

●	Wal-Mart

Based on the closing prices of the Ahold shares and the Delhaize shares on Friday 8 May 2015, the last trading day prior to the day on which press reports surfaced that Ahold and Delhaize were engaged in preliminary discussions exploring the opportunity of a business combination transaction, and the closing prices of the ordinary shares of each of selected companies listed above on 22 June 2015, information contained in the most recent public disclosures prior to 22 June 2015 of Ahold, Delhaize and the selected companies listed above and analyst estimates of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and capital expenditures (“CAPEX”) for Ahold, Delhaize and the selected companies listed above, net income for Delhaize and Ahold, and earnings per share (“EPS”) for the selected companies listed above, Ahold calculated the following multiples for Delhaize, Ahold and each of the selected companies listed above:

(a)	Price per share as a multiple of estimated 2015 EPS (the “P/E Multiples”);

(b)	Enterprise value (“EV”), as a multiple of estimated 2015 EBITDA (the “EV/EBITDA Multiples”); and

(c)	Enterprise value (the EV, as a multiple of estimated 2015 EBITDA -/- CAPEX (the “EV/EBITDA -/- CAPEX Multiples”)

Page 10/15

For purposes of this analysis, enterprise value was calculated as total equity value plus net debt and adjusted for estimated pension deficits, adjusted for the impact of local taxes, minorities and associates. In addition, enterprise value for Ahold was adjusted for recent share repurchases, while enterprise value for Delhaize was adjusted for cash paid or received for settlement of employee equity awards.

Taking into account the multiples for the peers and for Ahold and Delhaize as described above, the following multiples were applied to the Management Forecasts for Delhaize and Ahold:

(a)	2015 P/E Multiples: (a) Delhaize: 15.0x – 17.0x, (b) Ahold 16.0x – 18.0x

(b)	2015 EV/EBITDA Multiples: (i) Delhaize: 6.0x – 7.0x, (ii) Ahold: 6.5x – 7.5x

(c)	2015 EV/EBITDA -/- CAPEX Multiples: (i) 11.0x – 12.5x, (ii) Ahold: 11.0x – 12.5x

The exchange ratios were subsequently calculated by dividing the highest valuation per financial metric for Delhaize shares by the highest valuation per financial metric for Ahold shares and dividing the lowest valuation per financial metric for Delhaize shares by the lowest valuation per financial metric for Ahold shares. This resulted in the following exchange ratio ranges:

(a)	P/E Multiples analysis: 4.20x – 4.23x

(b)	EV/EBITDA Multiples analysis: 4.27x – 4.38x

(c)	EV/EBITDA -/- CAPEX Multiples analysis: 3.63x – 3.68x

It is noted that the lower exchange ratio range for the EBITDA -/- CAPEX metric compared to the other range is driven in part by the relatively high CAPEX levels of Delhaize in 2015 versus Delhaize’s regular level in combination with a relatively low EBITDA margin of Delhaize in 2015. No adjustments for these items were made for this metric.

Discounted cash flow analysis

Ahold performed a discounted cash flow analysis based on the Management’s Forecasts for Ahold and Delhaize, applying the above referenced assumptions on net debt and other enterprise value adjustments. In performing the discounted cash flow analysis, Ahold applied a range of discount rates of 7.5% to 8.0% to: (i) after-tax unlevered free cash flows expected to be generated by Ahold and Delhaize during the calendar years 2015 through 2018; and (ii) estimated terminal values using a range of terminal growth rates of 0.75% to 1.25%.

A discounted cash flow analysis aims at determining the enterprise value of a company by discounting the future free cash flows. From the enterprise value, the net financial debt and debt-like items are deducted and cash-like items are added to obtain the equity value. This valuation metric is strongly influenced by: (i) the projections with regard to performance of the companies, (ii) the weighted average cost of capital used to discount the future cash flows and terminal values, and (iii) the terminal growth rate used to compute the terminal value.

Subsequently, the highest value per share for Delhaize as a result of this discounted cash flow analysis was divided by the highest value per share for Ahold, and the lowest value per share for Delhaize as a result of this discounted cash flow analysis was divided by the lowest value per share for Ahold. This resulted in an exchange ratio range of 4.53x – 4.63x.

Page 11/15

Relative contribution of Ahold and Delhaize to the combined company

In calculating the respective contributions of Ahold and Delhaize to the combined company, Ahold used relative implied equity values for both Ahold and Delhaize resulting from applying blended multiples for both companies to the following metrics for 2014, 2015 and 2016: EBITDA, earnings before interest and taxes (“EBIT”) and net income. The above referenced assumptions on net debt and other enterprise value adjustments were applied for Ahold and for Delhaize and the number of shares were adjusted for the most recent Ahold share buy backs prior to 24 June 2015, and the expected cash settlement of employee equity awards for Delhaize as envisaged in the contemplated transaction. The relative contributions for 2014 were derived from reported figures for Ahold and Delhaize. The relative contributions for 2015 and 2016 were derived from the Management Forecasts for Ahold and Delhaize. The range of exchange ratios resulting from this analysis is 4.50x – 4.82x.

The tables below summarize the above described methods and the resulting exchange ratio.

Historic market prices and analyst target prices

Methodology	Description	Delhaize	Ahold	Resulting Exchange ratio
Historical share prices	1 months VWAP	€ 79.4	€ 18.2	4.37x
	3 months VWAP	€ 80.6	€ 17.8	4.52x
Analyst target price		€ 85.0	€ 18.0	4.72x

Relative valuation of Ahold and Delhaize

Methodology	Description	Delhaize multiple applied	Ahold multiple applied	Resulting Exchange ratio
EV / EBITDA multiple	2015E	6.0 - 7.0x	6.5 - 7.5x	4.27 - 4.38x
EV / EBITDA -/- CAPEX	2015E	11.0 - 12.5x	11.0 - 12.5x	3.63 - 3.68x
multiple
P / E multiple	2015E	15.0 - 17.0x	16.0 - 18.5x	4.20 - 4.23x
DCF				4.53 - 4.63x

Relative contribution of Ahold and Delhaize

Methodology
Resulting Exchange ratio	EBITDA	EBIT	Net Income
2014A	4.70x	4.51x	4.82x

2015E	4.70x	4.50x	4.50x

2016E	4.75x	4.59x	4.65x

Page 12/15

Division of synergies

As a second step, using the above described methods for determining the exchange ratio based on relative values of the companies on a stand-alone basis, Ahold analyzed the value of the EUR 500 million in annual run-rate synergies projected by Ahold’s and Delhaize’s management to be achieved by the third year following the Merger becoming effective. Ahold considered a present value of EUR 4.0 billion (EUR 4,000,000,000) for these synergies a reasonable estimate based on market standard valuation methods.

In light of the “merger of equals” nature of the Merger, Ahold considered a range of scenarios for sharing the benefits of the synergies, ranging from sharing the synergies proportionate to the ownership level resulting from a chosen exchange ratio, to sharing the synergies on a 50/50 basis. Ahold considered that, without the Merger, Ahold would not be able to benefit from these synergies and hence the sharing did not necessarily have to be proportionate.

On an illustrative basis, comparing the market implied exchange ratio of 4.52x, based on the 3-month average share price up to Friday 8 May 2015 as described in paragraph 1.1, to the agreed Exchange Ratio of 4.75x, implies synergy sharing of 44% and 56% between Delhaize and Ahold respectively. Ahold considered sharing of synergies up to 50/50 as reasonable for this transaction. Considering the outcomes of the valuation methods described above as a whole, and the implied range of exchange ratios, Ahold determined that the agreed 4.75x Exchange Ratio did not result in synergy sharing exceeding this 50 / 50 level.

Verification EPS

For verification purposes, Ahold also reviewed and considered the potential pro forma financial effects of the Merger on the estimated earnings per share for both Ahold and Delhaize for the years 2017 through 2018, assuming a mid-2016 closing of the Merger as per the agreed terms and EUR 500 million in annual run-rate synergies to be achieved by the third year following the Closing. Before taking into account implementation costs related to these synergies, Ahold noted that the Merger would likely be accretive on an earnings per share basis for holders of both Ahold and Delhaize ordinary shares compared to the stand-alone scenario.

Page 13/15

4.2	Valuation methods appropriate

Ahold considers the methods and considerations described under 4.1 above appropriate to determine the exchange ratio for a merger between Ahold and Delhaize.

4.3	No relative importance attributed to valuation methods

Ahold did not attribute any relative importance to the described valuation methods, but instead considered the outcomes of the valuation methods as a whole.

4.4	No particular difficulties in valuation and determining the Exchange Ratio

No particular difficulties arose in the course of applying the valuation methods used in determining the Exchange Ratio.

Date: 27 January 2016.

Page 14/15

Management board of Koninklijke Ahold N.V.

/s/ A.D. Boer	/s/ J.E. McCann

Name: A. D. Boer	Name: J. Carr

Title: President and Chief Executive Officer	Title: Executive Vice-President and Chief Financial Officer

/s/ J.E. McCann

Name: J.E. McCann

Title: Executive Vice-President and Chief Operating Officer Ahold USA

Page 15/15

Independent auditor’s report pursuant to Section 2:328, subsection 1 of the Dutch Civil Code

To the general meeting of Koninklijke Ahold N.V.

Engagement
We have read the common draft terms of the cross-border merger dated 18 December 2015 (the "Merger Proposal") between the following companies (together, the "Merging Companies"):

1.    Koninklijke Ahold N.V. (Ahold), having its domicile in Zaandam, the Netherlands; and

2.	Delhaize Group NV/SA (Delhaize), having its domicile in Sint-Jans-Molenbeek (Brussels), Belgium ("the company ceasing to exist").

On 24 June 2015, Delhaize and Ahold entered into a merger agreement in respect of a strategic combination of their businesses. This merger agreement stipulates that at the effective time Ahold shall allot for each issued and outstanding Delhaize Ordinary Share 4.75 Ahold Ordinary Shares (the "Exchange Ratio").

We have been engaged to issue an independent auditor's report pursuant to Section 2:328, subsection 1of the Dutch Civil Code. As part of our procedures we have performed an independent assessment of the valuation analyses performed by Ahold to determine the proposed Exchange Ratio.

Managements' responsibility
The managements of the Merging Companies are responsible for the preparation of the Merger Proposal in compliance with Articles 2:312, 2:326 and 2:333d of the Dutch Civil Code.

Auditor's responsibility
Our responsibility is to issue an auditor's report on the reasonableness of the proposed share Exchange Ratio as included in the Merger Proposal and on the shareholders' equity of the company ceasing to exist, as referred to in section 2:328, subsection 1of the Dutch Civil Code.

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether:
●	the share Exchange Ratio proposed at 24 June 2015, as referred to in Section 2:326 of the Dutch Civil Code and as included in the Merger Proposal, is reasonable; and

PricewaterhouseCoopers Accountants N.V., Thomas R. Malthusstraat 5, 1066 JR Amsterdam, P.O. Box 90357, 1006 BJ Amsterdam, The Netherlands
T: +31 (0) 88 792 00 20, F: +31 (0) 88 792 96 40, www.pwc.nl

'PwC' is the brand under which PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284), PricewaterhouseCoopers Advisory N.V.(Chamber of Commerce 34180287), PricewaterhouseCoopers Compliance Services B.V. (Chamber of Commerce 51414406), PricewaterhouseCoopers Pensions, Actuarial & Insurance Services B.V. (Chamber of Commerce 54226368), PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289) and other companies operate and provide services. These services are governed by General Terms and Conditions ('algemene voorwaarden'), which include provisions regarding our liability. Purchases by these companies are governed by General Terms and Conditions of Purchase ('algemene inkoopvoorwaarden'). At www.pwc.nl more detailed information on these companies is available, including these General Terms and Conditions and the General Terms and Conditions of Purchase, which have also been filed at the Amsterdam Chamber of Commerce.

●	the shareholders’ equity of the company ceasing to exist, as at the date of its latest financial statements as referred to in Section 2:313 of the Dutch Civil Code, on the basis of valuation methods generally accepted in the Netherlands as specified in the Merger Proposal, was at least equal to the nominal paid-up amount of the aggregate number of shares to be acquired by its shareholders under the cross-border legal merger, increased with the cash payments by Ahold to which they are entitled according to the Exchange Ratio as specified in the Merger Proposal.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion:
●	having considered the Merger Proposal and management's supporting documentation, the share Exchange Ratio proposed at 24 June 2015, as referred to in Section 2:326 of the Dutch Civil Code and as included in the Merger Proposal, is reasonable; and

●	the shareholders’ equity of the company ceasing to exist, as at the date of its latest financial statements as referred to in Section 2:313 of the Dutch Civil Code, on the basis of valuation methods generally accepted in the Netherlands as specified in the Merger Proposal, was at least equal to the nominal paid-up amount on the aggregate number of shares to be acquired by its shareholders under the cross-border legal merger, increased with the cash payments by Ahold to which they are entitled according to the Exchange Ratio as specified in the Merger Proposal.

Restriction on use
This auditor's report is solely issued in connection with the aforementioned Merger Proposal, and therefore cannot be used for other purposes.

Amsterdam, 18 December 2015
PricewaterhouseCoopers Accountants N.V.

P.J. van Mierlo RA

Koninklijke Ahold  N.V.,I 8 December 2015, PvM/eo369955/WV/mh

To the General meeting of Koninklijke Ahold N.V.

Independent auditor's report pursuant to Section 2:328, subsection 2 of the Dutch Civil Code

Engagement and responsibilities
We have examined whether the statements with respect to the share exchange ratio as included by Ahold (as defined below) in its board report dated January 27, 2016 to be issued in connection with the proposal for the cross-border legal merger dated December 18, 2015 of the following companies:

1.    Koninklijke Ahold N.V., having its domicile in Zaandam, the Netherlands (Ahold), and
2.    Delhaize Group NV/SA, having its domicile in Sint-Jans-Molenbeek (Brussels), Belgium (Delhaize)

meet the requirements of Section 2:327 of the Dutch Civil Code.

The Ahold management board is responsible for the preparation of the board report including the aforementioned statements. Our responsibility is to issue an assurance report on the statements as referred to in Section 2:328, subsection 2 of the Dutch Civil Code.

Scope
We have conducted our examination in accordance with Dutch law, including the Dutch Standard 3000 'Assurance engagements other than audits or reviews of historical financial information'. This requires that we plan and perform the examination to obtain reasonable assurance about whether the statements meet the requirements of Section 2:327 of the Dutch Civil Code. An assurance engagement includes examining appropriate evidence on a test basis.

We believe that the information we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the statements included in the board report dated January 27, 2016 to be issued in connection with the proposal for the cross-border legal merger dated December 18, 2015 meet the requirements of Section 2:327 of the Dutch Civil Code.

Restriction on use
This assurance report is solely intended for the managements of the aforementioned companies and for the persons as referred to in Section 2:314, subsection 2 of the Dutch Civil Code. The report is solely issued in connection with the aforementioned proposal for the cross-border legal merger, and therefore cannot be used for other purposes.

PricewaterhouseCoopers Accountants N.V., Thomas R. Malthusstraat 5, 1066 JR Amsterdam, P.O. Box 90357, 1006 BJ Amsterdam, The Netherlands
T: +31 (0) 88 792 00 20, F: +31 (0) 88 792 96 40, www.pwc.nl

'PwC' is the brand under which PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284), PricewaterhouseCoopers Advisory N.V.(Chamber of Commerce 34180287), PricewaterhouseCoopers Compliance Services B.V. (Chamber of Commerce 51414406), PricewaterhouseCoopers Pensions, Actuarial & Insurance Services B.V. (Chamber of Commerce 54226368), PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289) and other companies operate and provide services. These services are governed by General Terms and Conditions ('algemene voorwaarden'), which include provisions regarding our liability. Purchases by these companies are governed by General Terms and Conditions of Purchase ('algemene inkoopvoorwaarden'). At www.pwc.nl more detailed information on these companies is available, including these General Terms and Conditions and the General Terms and Conditions of Purchase, which have also been filed at the Amsterdam Chamber of Commerce.

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”), and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.